SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of November 2004

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.        Document

1.

Marsulex Press Release dated November 19, 2004

MARSULEX ANNOUNCES SENIOR MANAGEMENT CHANGES

TORONTO, November 19, 2004 – Marsulex Inc. (TSX.MLX) announced today that David M. Gee, President and Chief Executive Officer, will be stepping aside after nine years of leading the Company.  Mr. Laurie Tugman, previously Chief Operating Officer, has been appointed President and Chief Executive Officer. The Company said that it had reached a mutually acceptable arrangement with Mr. Gee that will see Mr. Gee leave his current position effective today, but remain available as an advisor to the Company on a number of on-going projects.

Mr. Gee, who joined Marsulex in August 1995, has led the Company through a series of significant changes that have established it as a leading industrial services provider with a focus on air emission control.  Marsulex completed its initial public offering in December 1996, and in July 2001 spun off its North American and international removal services business to Chemtrade Logistics Income Fund in a $170 million public offering.  Recently, it has completed an environmental services facility at the Syncrude Upgrader Expansion project in Mildred Lake, Alberta, and announced a planned $47 million expansion of its Montreal facility which handles sulphur recovery and site emissions for the Petro-Canada and Shell oil refineries.

Mr. Tugman, who joined Marsulex in August 1994 as Chief Financial Officer, has been responsible for operations since 2001 and was appointed Chief Operating Officer in March 2004.  Mr. Tugman led the orderly transition of the Company following the Chemtrade transaction and has enabled the formation of the strong, cohesive team that guides the Company today.

Mr. Gee said, “Marsulex has been transformed from a company with significant exposure to market price and volume risk to a critical services provider that is generating high quality earnings, has demonstrated excellent growth potential and has the financial flexibility to pursue new initiatives.  Laurie Tugman has been a key part of that transformation from the very beginning and I am delighted he will be leading Marsulex on the next stage of its growth.”

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced air quality compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

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For further information:

Laurie Tugman

President and CEO

Tel: (416) 496-4157

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

November 24, 2004

By:

_/s/ Lucio Milanovich

Lucio Milanovich

Director, Finance